EMGOLD MINING CORPORATION **EMR-TSX VENTURE**
IDAHO-MARYLAND MINING CORPORATION
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 email: info@emgold.com

SUPPL

September 9, 2004

04036866

RECEIVED SEP 10 2004 SEC MAIL PROCESSING SECTION 208 WASH. D.C.

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Emgold Mining Corporation** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3003

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

EMGOLD MINING CORPORATION

PROCESSED
SEP 15 2004
THOMSON FINANCIAL

Shannon M. Ross
Corporate Secretary

Enclosures

United States Sec Filing
September 9, 2004

Emgold Mining Corporation
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. Emgold - Second Quarter Results – dated August 30, 2004

Correspondence with Securities Commission(s)

2. Cover letter regarding BC Form 51-901F and interim financials for period ended June 30, 2004
3. BC Form 51-901F with Interim Financial Statement and MD&A for period ended June 30, 2004, filed August 30, 2004
4. Form 52-109FT2 – Certification of CFO
5. Form 52-109FT2 – Certification of CEO

EMGOLD MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.emgold.com

August 30, 2004

Ticker Symbol: **EMR**-TSX Venture Exchange
SEC 12g3-2(b): 82-3003

EMGOLD – SECOND QUARTER REPORT

Emgold Mining Corporation (EMR:TSX Venture Exchange) announces its results for the six months ended June 30, 2004, ("fiscal 2004"). Emgold incurred a loss of US$1,585,926, or a loss per share of $0.03 in fiscal 2004, compared to a loss of US$362,784 or a loss per share of $0.01 in the six months ended June 30, 2003 ("fiscal 2003").

Administrative expenditures totalled US$365,664 in fiscal 2004, and have increased to the present level as exploration activity at the Idaho-Maryland Property has increased and research has commenced on the Ceramext™ Process. Included in administrative expenditures is a foreign exchange loss of US$64,387, primarily due to maintaining cash and cash equivalents in Canadian dollars.

Emgold has expended US$350,198 on the licensing, bench-scale model and related research on the Ceramext™ Process during the quarter, with a total expended to date in fiscal 2004 of $811,414.

During the quarter, Emgold expended US$865,618 in exploration costs on the Idaho-Maryland Property, with a total to date in fiscal 2004 of $1,561,465. The property lease commenced on June 1, 2002, and expires on May 31, 2007. Also, the Company has entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, commencing April 1, 2004. In addition, the Company entered into a joint venture with a private, non-related company and acquired approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price was US$542,500.

At June 30, 2004, Emgold had unrestricted working capital of US$3,607,397. Unrestricted working capital is defined as unrestricted current assets less current liabilities.

William J. Witte, P.Eng
President and Chief Executive Officer

For further information please contact:
Mark Feeney, Investor Relations: Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@emgold.com

EMGOLD MINING CORPORATION EMR-TSX VENTURE
IDAHO-MARYLAND MINING CORPORATION

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@emgold.com

August 30, 2004

VIA SEDAR

British Columbia Securities Commission
PO Box 10142
Pacific Centre, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs:

Re: Quarterly Report for the Period Ended June 30, 2004

In connection with the continuous disclosure review of Emgold Mining Corporation ("the Company"), we enclose a Form 51-901F for the period ended June 30, 2004 and the related interim financial statements.

EMGOLD MINING CORPORATION

Yours truly,

(signed)
"Shannon Ross"

Shannon Ross
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3003
cc: Alberta Securities Commission
cc: Commission des valeurs mobilières du Québec
cc: TSX Venture Exchange

EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2004 and 2003
(expressed in United States dollars)

The Company's independent auditor has not performed a review of these consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Balance Sheets
(expressed in United States dollars)

	June 30, 2004	December 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 3,732,916	$ 5,830,119
Restricted cash	—	8,667
Due from related parties (Note 6)	38,381	21,595
Prepaid expenses and deposits	55,490	27,672
Accounts receivable	26,408	21,518
	3,853,195	5,909,571
Reclamation bond	6,399	6,399
Equipment	130,000	32,367
Mineral property interests (Note 2)	707,539	140,487
	$ 4,697,133	$ 6,088,824
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 166,562	$ 94,977
Due to related parties (Note 6)	79,234	98,073
	245,798	193,050
Preference shares (Note 3)	511,619	517,417
	757,417	710,467
Shareholders' equity		
Share capital (Note 3)	22,866,265	21,403,748
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	1,755,806	1,654,998
Deficit	(20,104,899)	(17,102,933)
	3,939,716	5,378,357
	$ 4,697,133	$ 6,088,824

Subsequent events (Note 3)

See accompanying notes to consolidated financial statements.

Approved by the Directors

"John K. Burns"

John K. Burns
Director, Chair of the Audit Committee

"William J. Witte"

William J. Witte
Director

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Operations and Deficit
(expressed in United States dollars)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Expenses				
Amortization	$ 5,280	$ 1,728	$ 5,280	$ 2,405
Accretion of debt portion of preference shares	4,293	—	8,724	—
Ceramext™ process research (see schedule)	350,198	—	811,414	—
Exploration expenses (see schedule)	879,320	214,473	1,576,655	411,551
Foreign exchange loss	64,387	606	181,678	11,506
Finance expense	10,159	9,834	20,645	21,976
Legal, accounting and audit	15,494	26,085	31,592	26,903
Management and consulting fees	87,065	5,351	92,675	10,703
Office and administration	29,700	4,072	33,663	25,315
Salaries and benefits	74,003	54,944	124,436	95,601
Shareholder communications	51,748	45,051	120,256	94,365
Travel	23,535	2,535	33,193	5,590
	1,595,182	364,679	3,040,211	705,915
Other expenses and income				
Interest income	9,256	1,895	38,245	2,091
Loss for the period	(1,585,926)	(362,784)	(3,001,966)	(703,824)
Deficit, beginning of period	(18,518,973)	(14,283,393)	(17,102,933)	(13,942,353)
Deficit, end of period	$(20,104,899)	$(14,646,177)	$(20,104,899)	$(14,646,177)
Loss per share – basic and diluted	$ (0.03)	$ (0.01)	$ (0.07)	$ (0.03)
Weighted average number of common shares outstanding	46,943,184	27,914,243	44,958,070	27,413,812
Total common shares outstanding at end of period	46,998,099	27,962,583	46,998,099	27,962,583

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Shareholders' Equity
(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders' Equity
	Shares	Amount					
Balance, December 31, 2002	25,119,319	$ 14,191,476	$ --	$ --	$ (622,352)	$ (13,942,353)	$ (373,229)
Shares issued for cash:							
Private placement, less share issue costs	2,472,222	667,620	--	--	--	--	667,620
Private placement, less share issue costs	10,060,000	5,087,855	--	--	--	--	5,087,855
Flow-through private placement	160,000	112,559	--	--	--	--	112,559
FIT asset recognized as a result of flow-through private placement	--	(44,105)	--	--	--	--	(44,105)
Warrants exercised	4,775,847	1,069,264	--	--	--	--	1,069,264
Stock options exercised	623,000	98,460	--	--	--	--	98,460
Shares issued for other:							
Escrow shares cancelled	(4,558)	--	--	--	--	--	--
Cumulative rounding from prior years	50	--	--	--	--	--	--
Rozan property payment at Cdn$0.10	50,000	18,674	--	--	--	--	18,674
Stewart property payment at Cdn$0.28	50,000	26,552	--	--	--	--	26,552
Finance fee on private placement	150,000	84,491	--	--	--	--	84,491
Equity portion of preference shares issued on settlement of note payable	--	--	90,902	--	--	--	90,902
Stock-based compensation	--	--	--	1,654,998	--	--	1,654,998
Cumulative translation adjustment	--	--	--	--	44,896	--	44,896
Loss for the year	--	--	--	--	--	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:							
Warrants exercised	2,935,219	1,236,089	--	--	--	--	1,236,089
Options exercised	407,000	44,320	--	--	--	--	44,320
Shares issued for other:							
Ceramext™ license agreement	200,000	182,108	--	--	--	--	182,108
Stock-based compensation	--	--	--	100,808	--	--	100,808
Loss for the period	--	--	--	--	--	(3,001,966)	(3,001,966)
Balance June 30, 2004	46,998,099	$ 22,775,363	$ 90,902	$ 1,755,806	$ (577,456)	$ (20,104,899)	$ 3,939,716

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Statements of Cash Flows
(expressed in United States dollars)

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Cash provided by (used for):				
Operations:				
Loss for the period	$ (1,585,926)	$ (362,784)	$ (3,001,966)	$ (703,824)
Items not involving cash				
Amortization	5,280	1,728	5,280	2,405
Stock based compensation	87,599	—	100,808	—
Accretion of debt component of preference shares	4,293	—	8,724	—
Shares issued for Ceramext™ license agreement	—	—	182,108	—
Unrealized foreign exchange	(18,864)	59,295	(35,167)	91,469
Finance expense	10,159	9,833	20,645	21,976
	(1,497,459)	(291,928)	(2,719,568)	(587,974)
Changes in non-cash operating working capital				
Accounts receivable	(179)	(1,586)	(4,890)	(4,880)
Due to/from related parties	28,190	(30,137)	(35,625)	44,058
Prepaid expenses and deposits	22,641	(3,481)	(27,818)	15,535
Accounts payable and accrued liabilities	(25,860)	(12,876)	71,587	(16,308)
	(1,472,667)	(340,008)	(2,716,314)	(549,569)
Investing activities:				
Mineral property acquisition costs	(563,383)	(26,152)	(567,052)	(26,152)
Reclamation bonds	—	(1,311)	—	(1,311)
Equipment additions	(61,555)	(23,778)	(102,913)	(30,824)
	(624,938)	(51,241)	(669,965)	(58,287)
Financing activities:				
Class A preference share issue costs	—	—	—	(634)
Common shares issued for cash	14,607	23,573	1,280,409	719,891
	14,607	23,573	1,280,409	719,257
Increase in cash and cash equivalents during the period	(2,082,998)	(367,676)	(2,105,870)	111,401
Cash, restricted cash, and cash equivalents, beginning of period	5,815,914	552,977	5,838,786	73,900
Cash and cash equivalents, end of period	$ 3,732,916	$ 185,301	$ 3,732,916	$ 185,301
Cash and cash equivalents is comprised of:				
Cash and in bank	$ 1,783,599	$ 185,301	$ 1,783,599	$ 185,301
Restricted cash	—	—	—	—
Short-term money market instruments	1,949,317	—	1,949,317	—
	$ 3,732,916	$ 185,301	$ 3,732,916	$ 185,301

See accompanying notes to consolidated financial statements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2004 and 2003
(expressed in United States dollars)

The accompanying consolidated financial statements for the interim periods ended June 30, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003.

1. Going concern assumption

These financial statements are prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these financial statements.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

As at June 30, 2004, the Company had unrestricted working capital of $3,607,397 and a deficit of $20,104,899.

The Company has capitalized $707,539 in acquisition costs related to the Idaho-Maryland, Rozan, Porph, Stewart and Jazz mineral property interests.

The current obligations in respect of the mineral property interests only secure a continuing interest in those properties. In order to realize the carrying value of these investments, the Company would be required to obtain additional funding or a joint venture partner would have to be identified to assist with the funding of these ventures. The Company has staked mineral claims in southeastern British Columbia.

These costs, mentioned above, are in addition to ongoing general and administration expenditures and costs on other exploration properties held by the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(expressed in United States dollars)

2. Mineral property interests

(a) Mineral property interests

The cumulative acquisition costs of the Company's interest in mineral property interests owned, leased or under option, consist of the following:

Mineral property acquisition costs	June 30, 2004	December 31, 2003
Idaho-Maryland Property, California	$ 547,428	$ 711
Rozan Property, British Columbia	73,486	60,568
Porph Claim, British Columbia	5,544	4,541
Stewart Property, British Columbia	76,081	74,667
Jazz Claims, British Columbia	5,000	—
	$ 707,539	$ 140,487

Jazz Property
The Company has entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period. Cash payments in the first year will total $20,000 ($5,000 paid). In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement. The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

(b) Ceramext™ Process

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into ceramics. The Ceramext™ Process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. Under the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company. The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter. Research costs relating to the Ceramext™ Process will be expensed until the completion of a scalable demonstration plant.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2004 and 2003
(expressed in United States dollars)

3. Share capital

Authorized:

500,000,000 common shares without par value

50,000,000 first preference shares without par value

Preference shares:

Series A First Preference Shares	Number of Shares	Amount
Balance, December 31, 2002	—	$ —
Shares issued for indebtedness, equity portion	3,948,428	90,902
Equity Balance, December 31, 2003 and June 30, 2004	3,948,428	90,902
Balance, December 31, 2002	—	$ —
Shares issued for indebtedness, debt portion	—	517,417
Debt Balance, December 31, 2003	—	517,417
Accretion of debt	—	8,724
Foreign exchange (gain) on debt	—	(14,522)
Debt Balance, June 30, 2004	—	$ 511,619

During fiscal 2002, the Company entered into agreements with Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") to issue 3,948,428 Series A First Preference shares in full satisfaction of Cdn$769,686 of indebtedness to Lang. The Series A Preference shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. At June 30, 2004, $67,253 worth of dividends payable have been accrued and are classified as due to related party.

The shares are redeemable by the Company on 30 days written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares, which represents an effective conversion price of Cdn$0.80 per common share. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2004 and 2003
(expressed in United States dollars)

3. Share capital (continued)

Stock options:

The Company has a fixed stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 5,584,616 common shares, of which 1,208,616 stock options are still available to be issued. There are currently 4,119,000 stock options outstanding exercisable for periods up to ten years. Subsequent to June 30, 2004, 2,130,000 stock options were granted to directors, officers, employees and consultants at Cdn$0.90, expiring July 12, 2014. Options granted to officers and directors are subject to disinterested shareholder approval at the annual meeting of shareholders.

Subsequent to June 30, 2004, 110,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.25.

4. Commitments

The Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

The Company entered into a two-year lease for a house in Grass Valley at $2,400 per month.

5. Supplementary information

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Shares issued for mineral property interests	$ —	$ 18,674	$ —	$ 18,674
Shares issued for Ceramext license agreement	$ —	$ —	$ 182,108	$ —

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Notes to the Consolidated Financial Statements
Six months ended June 30, 2004 and 2003
(expressed in United States dollars)

6. Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (Note 3).

Services rendered:	**June 30, 2004**	**June 30, 2003**
Legal fees (a)	$ 11,417	$ 10,522
Lang Mining Corporation (d)	$ 11,126	$ 10,703
Director and project manager ((b) and Note 2(b))	$ 45,000	$ 45,000
LMC Management Services Ltd. (c)	$ 296,309	$ 168,718

Balances receivable from (payable to):	**June 30, 2004**	**December 31, 2003**
LMC Management Services Ltd.	$ 38,381	$ 21,595
Legal fees	$ —	$ (28,810)
Directors, officers and employees (Note 3)	$ (79,234)	$ (69,263)
	$ (79,234)	$ (98,073)

(a) Legal fees were paid to a law firm of which a director is a partner.

(b) A director of the Company, who is also project manager at the Idaho-Maryland property, receives fees for project management consulting services.

(c) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. Currently the Company has a 25% interest in LMC. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. There is no difference between the cost of $1 and equity value.

(d) Lang Mining Corporation ("Lang Mining") is a private company controlled by an officer and director of the Company. Commencing January 1, 2003, Cdn$2,500 per month is being paid to Lang Mining for the services of the chairman of the Company.

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Exploration Expenses
Six months ended June 30, 2004 and 2003
(expressed in United States dollars)

	Three months ended June 30,		Six months ended June 30,	
	2004	2003	2004	2003
Idaho-Maryland Mine, California				
Exploration costs				
Assays and analysis	$ 54,355	$ 617	$ 58,938	$ 617
Drilling	269,435	49,698	649,603	49,698
Geological and geochemical	177,760	61,402	260,652	132,650
Land lease and taxes	25,500	19,945	52,500	41,517
Mine planning	257,094	29,608	314,357	95,732
Site activities	71,837	45,334	197,753	78,772
Transportation	9,637	7,673	27,662	11,948
Incurred during the period	865,618	214,277	1,561,465	410,934
Rozan Property, British Columbia				
Exploration costs				
Assays and analysis	—	—	—	71
Geological and geochemical	2,529	39	3,177	236
Incurred during the period	2,529	39	3,177	307
Stewart Property, British Columbia				
Exploration costs				
Geological and geochemical	9,666	157	10,506	306
Transportation	1,507	—	1,507	4
Incurred during the period	11,173	157	12,013	310
Total Exploration Expenses	$ 879,320	$ 214,473	$ 1,576,655	$ 411,551

The Company's independent auditor has not performed a review of these consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)
Consolidated Schedules of Research costs
Three months ended March 31, 2004 and 2003
(expressed in United States dollars)

Ceramext™ process costs	**Six months ended June 30, 2004**	**Three months ended June 30, 2004**
Equipment for research	$ 120,416	$ 61,877
Ceramext™ technology licence fee and bench-scale research facility	282,108	—
Consumable materials	89,311	89,311
Consultants, contractors and hourly labour	232,495	172,661
Site costs	52,041	17,117
Engineering salaries	21,286	3,401
Transportation	13,757	5,831
	$ 811,414	$ 350,198

EMGOLD MINING CORPORATION
QUARTERLY REPORT
June 30, 2004
(Expressed in United States dollars, unless otherwise stated)

Schedule A:

See unaudited consolidated financial statements.

Schedule B:

1. **Analysis of expenses and deferred costs**

See unaudited consolidated financial statements attached in Schedule A to the Form 51-901.

2. **Related party transactions**

See note 6 to the unaudited consolidated financial statements for the six months ended June 30, 2004.

3. **Summary of securities issued and options granted during the period**

(a) **Securities issued during the three months ended June 30, 2004, all in Canadian dollars**

Date of Issue	Type of Security	Type of Issue	Number	Price (Cdn$)	Total Proceeds (Cdn$)	Type of Consider-ation	Commis-sion Paid (Cdn$)
April 21, 2004	Common	Warrants	4,400	1.00	4,400	Cash	Nil
June 15, 2004	Common	Stock options	52,000	0.30	15,600	Cash	Nil
			56,400		20,000		

(b) Options granted during the three months ended June 30, 2004, all in Canadian dollars

Date of Issue	Number	Name of Optionee	Exercise Price (Cdn$)	Expiry Date
June 16, 2004	150,000	Joel D. Schneyer	$1.00	June 16, 2014

4. **Summary of securities as at the end of the reporting period**

(a) **Authorized Capital**

500,000,000 common shares without par value.
50,000,000 preferred shares.

(b) **Issued and Outstanding Capital at June 30, 2004**

46,998,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

(c) (i) **Stock Options Outstanding, all in Canadian dollars**

Number of Shares	Exercise Price (Cdn$)	Expiry Date
145,000	0.30	April 21, 2007
100,000	0.25	January 15, 2009
150,000	0.25	June 11, 2009
544,000	0.10	October 12, 2011
150,000	0.60	June 18, 2013
2,880,000	1.00	November 19, 2013
150,000	1.00	June 16, 2014
4,119,000		

(ii) **Warrants Outstanding, all in Canadian dollars**

Number of Shares	Exercise Price (Cdn$)	Expiry Date
176,000	1.25	September 30, 2004
6,232,799	1.00	December 22, 2005
6,408,799		

(d) **Shares in Escrow**

Nil

5. **List of directors and officers**

Frank A. Lang – Chairman and Director
William J. Witte – President, Chief Executive Officer and Director
Joel D. Schneyer - Director
Sargent H. Berner – Director
Ross Guenther – Project Manager and Director
John King Burns – Director
Ian Chang – Vice President, Project Development
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Emgold Mining Corporation
Quarterly Report
June 30, 2004
(Expressed in United States dollars unless otherwise stated)

IDAHO-MARYLAND PROJECT, GRASS VALLEY, CALIFORNIA

Emgold Mining Corporation is advancing the exploration and re-development of the former Idaho-Maryland Mine located in Grass Valley, California, to return the famous gold mine to production. The Idaho-Maryland Mine was discovered in 1851, produced from 1862 through 1956 and is the second largest historical producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.

Emgold has advanced the Idaho-Maryland Project to the full feasibility stage. Current feasibility work includes:

- project permitting,
- completing a 20,000 foot surface drill program to define underground exploration targets,
- completing geotechnical drilling for the installation of a decline and other surface facilities,
- metallurgical test work,
- development of preliminary conceptual layouts and process flow sheets,
- advancing the Ceramext™ technology. This technology will be used to process development rock and tailings from the Idaho-Maryland Mine, producing high value added building materials, and
- increasing its land position. Emgold has also increased its surface land position in Grass Valley, California to allow for further development and permitting of the Idaho-Maryland Project.

The Company has extensive geological data on the eastern part of its 2,750-acre property. However, there is minimal data available on the older western part where the Phase 1 surface drill program was completed. The Company designed a 15,000 to 20,000 foot Phase 2 surface drill program to better define the Company's knowledge of geological structures and search for new gold zones near surface within the Idaho-Maryland property. The information collected from Phase 1 of the drill program produced important information concerning key geologic structures. The drill results from the Phase 1 surface drill program have validated some of the Company's hypotheses regarding the complex geology of the Idaho-Maryland Mine area. The Company commenced its 2004 surface-drilling program, which is the second phase of the program initiated in 2003 to test the structural geologic model developed from historical information.

The twenty-six hole Phase 2 program from two drill sites totalled 18,060 feet and was designed to follow-up the high-grade gold intercept in the Idaho 120 Vein from the Phase 1 program, and test the western unexplored width of the Idaho Deformation Corridor for new mineralized zones westward from the historic Idaho No. 1 Shaft. Coarse visible gold was noted in several drill intercepts and is typical of the historic high-grade gold deposits at the Idaho-Maryland Mine.

Targets Along Western Strike Extension - Drill Site A
Sixteen core holes tested the strike continuity of the Idaho Deformation Corridor westward from historically developed areas. Visible gold was intersected in the new Idaho 250 Vein and step-out drilling was conducted to test down-dip and westward from the high-grade intercept in hole IDH001, along the Idaho 120 Vein. Important structural geologic information obtained during this program will help direct future exploration. The drilling continued to provide valuable information regarding ore controls exerted by bench dislocations in

(Expressed in United States dollars unless otherwise stated)

the ultramafic – metavolcanic contact, along the south boundary of the Idaho Deformation Corridor. Drilling identified multiple large carbonate alteration blooms at depth, which are strong indicators for blind, high-grade shoots, and provide excellent targets for future surface and underground drill programs. A similar carbonate alteration bloom mapped at the surface resulted in the discovery of high grade gold in the Idaho 120 Vein reporting 10.1 feet grading 0.93 ounces of gold per ton (31.9 G/T).

Partial Assay Results From Drill Site A

Hole #	Interval From (ft)	Interval To (ft)	Interval (ft)	Interval (m)	Gold Grade (oz/ton)	Gold Grade (GPT)	Notes
IDH017	637.5	641.1	3.6	1.10	0.01	0.34	
IDH018	317.0	320.0	3.0	0.91	0.01	0.34	
	368.0	371.0	3.0	0.91	0.01	0.34	
	383.0	386.0	3.0	0.91	0.01	0.34	
IDH019	556.3	562.3	6.0	1.82	0.03	1.03	Visible Au
IDH020	513.5	517.0	3.5	1.07	0.01	0.34	
IDH021	486.0	489.0	3.0	0.91	0.01	0.34	
IDH022	372.0	375.0	3.0	1.83	0.09	3.08	Visible Au
	384.0	387.0	3.0	0.91	0.03	1.03	
	420.0	423.0	3.0	0.91	0.01	0.34	
IDH024	395.0	398.0	3.0	0.91	0.31	10.63	Visible Au
	404.0	407.0	3.0	0.91	0.02	0.69	
IDH029	355.0	358.0	3.0	0.91	0.03	1.03	
	367.0	373.0	6.0	1.83	0.03	1.03	

Idaho 120 Vein Target (Site A)

The Idaho 120 Vein target remains open down-rake to the east and continues to show great promise for hosting a significant high-grade gold resource. Step-out drilling was conducted down-dip and westward from discovery hole IDH001 to test the westward extension of the Idaho 120 Vein, and continuity of the deformation corridor. Holes IDH016 through IDH029 targeted this area and successfully traced the Idaho 120 Vein westward, but found it to weaken rapidly to the west from the high-grade gold intercept in hole IDH001. Holes IDH017 through 20 intersected a very old stope (pre-1908 report) westward and up-dip along the 120 Vein from the IDH001 intercept, indicating that an oreshoot 200 feet in height and 200 feet in strike length had been present up-dip and westward. A shallowly-SE raking bench dislocation in the ultramafic – metavolcanic contact along the south side of the corridor appears to exert a strong control for this shoot, which is located on the north side of the corridor. The bench dislocation abruptly terminates westward, which marks the west end of the famous one million ounce stope in the Idaho 1 Vein and the pinching down of the 120 Vein shoot westward. The 1 Vein bonanza stope lies directly on top of the shallowly-raking bench dislocation. Similarly, the 120 Vein shoot appears to rake parallel to and above the elevation of the bench. The known 6,000-foot rake length of this bench dislocation indicates great promise for continuity in the 120 Vein shoot.

(Expressed in United States dollars unless otherwise stated)

Step-out drilling along the Idaho 120 Vein and the deformation corridor could only be conducted westward from the IDH001 intercept, as angles of incidence to test the zone eastward were very unfavorable. A new drill site has been identified, which would be favorable for drill testing eastward down-rake along the Idaho 120 Vein high-grade shoot. Negotiations to lease this new site and obtain a work permit from the City of Grass Valley will be in progress shortly. It may take approximately 2 to 3 months to obtain the surface-drilling permit from the City to initiate a Phase III surface drill program.

Idaho 250 Vein Target (Site A)

Coarse visible gold was observed in core that cut into the Idaho 250 Vein, a new zone of replacement-type gold mineralization hosted in a diabase unit. The coarse gold mineralization is hosted in an array of thin quartz stringers developed along the periphery of a shear zone that diagonally cuts westward through the diabase from hanging wall to footwall. This zone extends westward from the abrupt western termination of the bench dislocation in the ultramafic contact and close to the elevation of the bench. Step-out drilling confirmed the termination of this zone upward and along strike in both directions, but the target remains open to depth and will be a target for underground exploration.

Targets West Of The Idaho N° 1 Shaft - Drill Site B

Ten core holes were drilled from Site B to test the entire width of the Idaho Deformation Corridor westward from the Idaho No. 1 Shaft. Visible gold mineralization was intersected at fairly shallow levels in the Idaho 192 Vein, up-rake of and west of the historic high-grade stope mined in that structure from 1908-1912. The 192 Vein was intersected in all holes that successfully penetrated through the historic Idaho 1 Vein stope. Two significant carbonate alteration blooms were identified coincident with strong faults on the northern side of the corridor. Both carbonate alteration blooms appeared in the farthest western drilling at Site B, and present good possibilities for future high grade gold discoveries along both faults at depth and to the west. Hole IDH006 targeted a theorized shallowly-dipping bench dislocation along the bottom keel of the Brunswick Slab. The hole was drilled to intersect the bench and a possible target at 900 feet vertical depth, but entered a strong carbonate alteration at 1100 feet vertical depth. This indicates that the bench in the contact lies 200 feet deeper and may cover a larger area than previously thought. The target was not reached as the drill rig was at the limits of its capability. High-grade stopes were historically mined within similar structural traps in the Idaho 16 Vein below the 1500 Level. The structural traps along bench dislocations under the keel of the Brunswick Slab continue to remain as promising exploration targets for underground exploration.

Partial Assay Results From Drill Site B

Hole #	Interval From (ft)	Interval To (ft)	Interval (ft)	Interval (m)	Gold Grade (oz/ton)	Gold Grade (GPT)	Notes
IDH006	292.0	295.0	3.0	0.91	0.01	0.34	
	592.0	595.0	3.0	0.91	0.02	0.69	
IDH008	126.4	130.0	3.6	1.10	0.06	2.06	
	154.0	157.0	3.0	0.91	0.01	0.34	
	160.0	163.0	3.0	0.91	0.01	0.34	
	163.0	166.0	3.0	0.91	0.03	1.03	
IDH009	130.8	133.8	3.0	0.91	0.17	5.83	
	184.0	187.0	3.0	0.91	0.03	1.03	
	187.0	193.0	6.0	1.83	0.17	5.83	Visible Au
including	187.0	190.0	3.0	0.91	0.25	8.57	
IDH010	154.8	158.8	4.0	1.22	0.04	1.37	
	222.0	228.5	6.5	1.98	0.02	0.69	
	247.5	250.4	2.9	0.88	0.03	1.03	

(Expressed in United States dollars unless otherwise stated)

Hole #	Interval From (ft)	Interval To (ft)	Interval (ft)	Interval (m)	Gold Grade (oz/ton)	Gold Grade (GPT)	Notes
IDH011	170.0	173.0	3.0	0.91	0.01	0.34	
	213.0	219.0	6.0	1.83	0.17	5.83	
IDH012	114.7	118.0	3.3	1.01	0.04	1.37	
IDH013	145.0	149.0	4.0	1.22	0.02	0.69	
	165.7	172.3	6.6	2.01	0.01	0.34	
IDH014	258.0	267.0	9.0	2.74	0.02	0.69	
IDH015	251.2	255.0	3.8	1.16	0.04	0.34	
	286.0	291.5	5.5	1.68	0.02	0.69	
	318.0	321.0	3.0	0.91	0.01	0.34	

Proposed Phase III Surface Drilling Program

Plans are being developed to conduct a third phase of surface core drilling to: (1) expand the 120 Vein zone eastward down-rake, (2) investigate a bench dislocation in the ultramafic contact from Drill Site D, south of the Idaho no. 2 Shaft, and (3) test the entire width of the Idaho Deformation Corridor in the undeveloped area west of the Idaho no. 2 Shaft. The bench dislocation near Site D was mapped at the surface and may be a continuation of the Brunswick 11 Vein, an important umbrella-like structure potentially with high-grade gold mineralization in the eastern part of the Idaho-Maryland deposit.

The Idaho-Maryland exploration programs are planned and supervised by Mr. Mark Payne, California Registered Geologist Number 7067, Chief Geologist for the Idaho-Maryland Project and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects". The Company's geological staff, with review and verification by Mr. Payne, performed the data compilation for the surface core-drilling program. The Company has implemented a quality assurance/quality control program to ensure sampling and analyses of all drill cores is conducted in accordance with the best possible exploration industry practices, and conforms to National Instrument 43-101. The drill cores are logged, sampled, and stored in a secure facility near the project site. All cores were of HQ-size to maximize core recovery a sample size. Surface core drilling over the past year on this project has been done primarily to better delineate existing gold resources in preparation for extensive drilling from a future underground drilling program.

A tabulated list of drill hole data and assay results in conjunction with maps and other geologic information will be posted on Emgold's website after all of the assays and check assays have been received and evaluated. For more information about Emgold, the Idaho-Maryland Project and the Ceramext™ process please visit http://www.emgold.com/ or http://www.sedar.com/.

CERAMEXT™ PROCESS

Emgold has signed an exclusive world wide license agreement with Ceramext, LLC ("Ceramext") to develop and use the Ceramext™ Process to convert mine development rock and tailings and other waste and naturally occurring materials into high quality ceramics. The Ceramext™ Process is a patented, energy efficient, one-step technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into high-strength, low-porosity, industrial ceramics such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext has a patent on the equipment and other patents pending on the process, which uses a vacuum hot extrusion of waste materials to produce high quality industrial ceramics. The Ceramext™ Process has been demonstrated on a laboratory basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine development rock and tailings. Specifically, Ceramext has tested development rock and tailings from the Idaho-Maryland Mine and has successfully produced very high

(Expressed in United States dollars unless otherwise stated)

quality ceramic blanks using the Ceramext™ Process. These blanks are suitable for forming into a wide variety of ceramic products using standard finishing technology. Independent marketing surveys conducted in California, indicate that floor tiles are worth approximately $1.25 to $1.50 per square foot on a wholesale basis, which translates to approximately $400 to $500 per ton of feedstock to the process.

Emgold, through its subsidiary Golden Bear Ceramics Company, ("Golden Bear"), has designed and is building a pilot plant in Grass Valley, California to determine the feasibility of converting mine tailings and other materials into high quality ceramics. Preliminary engineering studies indicate low capital and operating costs in comparison to conventional industrial ceramic operations. The Ceramext™ Process could allow a mining operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, which could consume large areas of land. The Ceramext™ Process could create additional income from mining operations and allow mines to continue to operate profitably even in times of very low commodity prices.

ROZAN PROPERTY

Emgold continues to hold the Rozan property, a gold prospect, located south of Nelson in British Columbia and the Stewart property located near Ymir, British Columbia.

On the Rozan Property, a small exploration program was recently completed over the historic Flying Dutchman Zone. Historic reports and maps show that this area lies within altered Elise volcanic rocks and is crossed by numerous large quartz veins. During a 2001 prospecting program, grab sampling by Emgold from the waste dump of one of these workings returned an assay value of 29.68 g/t gold. A grab sample from a second waste dump located 400 meters away returned an assay of 1.82 g/t gold. Emgold recently completed a surface program that located several of the numerous quartz veins described in the historic reports. A small soil-sampling grid put in over the area of quartz veining traced the gold mineralization in the veins across areas of limited outcrop exposure. The results show three sub-parallel, linear, gold soil geochemical anomalies that trend across the grid area for strike lengths of 300, 650 and 800 meters respectively.

On the Rozan property, the current program is designed to locate, map and chip sample these numerous gold bearing quartz veins in order to confirm information contained in historic reports. Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure. Linda Dandy, P.Geo, of P&L Geological Services, is the Qualified Person for the exploration programs on the Stewart and Rozan properties.

STEWART PROPERTY

Emgold contracted Fugro Airborne Surveys of Mississauga, Ontario to conduct airborne geophysical surveys on its Rozan and Stewart Properties, located in the West Kootenay Region of southeastern British Columbia.

The surveys, flown in December 2003, have been reviewed by Peter E. Walcott and Associates (a geophysical contractor) who has identified several moderate to strong, well defined electromagnetic conductors that may be representative of sulphide mineralization, some of which are associated with magnetic gradients that could reflect faults and/or shears.

Emgold is currently integrating these results with previous geological mapping, geochemical and induced polarization surveys, and limited diamond drilling carried out over various parts of the properties in order to plan the summer 2004 exploration program. Work has been limited due to the availability of funds for 2004 as the Company is focusing its efforts on the permitting and drilling program at the Idaho-Maryland Mine.

Emgold Mining Corporation
Quarterly Report
June 30, 2004
(Expressed in United States dollars unless otherwise stated)

JAZZ PROPERTY

During Q2 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49°17'N and longitude 117°21'W in the Nelson Mining Division near Nelson, British Columbia.

The property is contiguous to Emgold's Stewart Property and covers approximately 600 hectares. A strong gold soil geochemical anomaly parallels the Jazz and Stewart property boundaries for over 1 kilometer in strike length. A coincident geophysical anomaly bisects the gold soil anomaly and will be one of the key target areas for follow-up exploration work consisting of trenching and follow up diamond drilling when the Company has funds available for drilling which may not be until fiscal 2005. The Company is dependent on raising equity capital and other forms of financing as it has no source of revenue. As a result, exploration priorities must be continually evaluated, and the exploration and development of the Idaho-Maryland project and the development of the Ceramext™ Process are the Company's primary focus at this time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion of the financial position and operating results of the Company should be read in conjunction with the Consolidated Financial Statements and accompanying Notes for the years ended December 31, 2003 and 2002. All monetary amounts are in United States dollars unless otherwise noted.

The Management's Discussion an Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grated or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A for the year ended December 31, 2003.

There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements. The effective date of this MD&A is August 27, 2004.

In 2003, the Company adopted the United States dollar as its functional and reporting currency.

Results of Operations

Six Months Ended June 30, 2004, Compared to Six Months Ended June 30, 2003

Emgold's loss for the six months ended June 30, 2004 ("fiscal 2004") was $3,001,966, or $0.07 per share, compared to a loss of $703,824, or $0.03 per share for the six months ended June 30, 2003 ("fiscal 2003").

During fiscal 2004 the Company earned interest income of $38,245 on excess cash balances compared to $2,091 in fiscal 2003. The increase was due to the higher cash balances held during fiscal 2004. Legal, accounting and audit fees increased from $26,903 in fiscal 2003 to $31,592 in fiscal 2004. Legal fees were incurred with respect to agreements under negotiation, including the Ceramext, LLC transaction, reviewing of contracts and review of increasing regulatory and reporting requirements.

Office and administration expenses in fiscal 2004 of $33,663 compare to $25,315 in fiscal 2003. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period. Costs are higher in the current period, as an exploration office and pilot plant facilities have been set up in Grass Valley, California. Rent, telephone and other related expenses are included in site activities when they relate to the Idaho-Maryland project, and in the research and development costs when related to the Ceramext™ Process.

Salaries and benefits of $124,436 in fiscal 2004 compare to $95,601 in fiscal 2003. The increase in costs in fiscal 2004 reflects the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements and other salary costs related to the increased activity in the Company. These expenses are expected to increase in the future due to the higher activity level of the Company. Activity level increases are dependent upon the Company's ability to obtain sufficient financing to carry on planned operations. Activity on the Idaho-Maryland property, Rozan, Stewart and Jazz properties increased as financing was obtained, drilling commenced and the Ceramext transaction was completed.

Stock-based compensation of $81,494, the valuation of stock options granted to a director of the Company, is included in management and consulting fees in fiscal 2004. There is no stock-based compensation included in fiscal 2003. Also included in management and consulting fees in fiscal 2004 is $11,181 paid to Lang Mining Corp. for the services of the Chairman of the Company. This compares to $10,703 in fiscal 2003.

Exchange losses of $181,678 in fiscal 2004 compare to losses of $11,506 in fiscal 2003. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations. The Company's funds are held primarily in Canadian dollars. The Canadian dollar has been fairly volatile in relation to the United States dollar in fiscal 2004.

Shareholder communications costs of $120,256 in fiscal 2004 compare to $94,365 in fiscal 2003. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders and potential new investors about the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees as well as fees associated with the maintenance of the Company's website. Investor relations contractual activities incurred in fiscal 2004 totalled $62,676 compared to $35,968 in fiscal 2003. High Visibility Public Relations, a media relations' consultant was paid $22,485 for fees and expenses in fiscal 2004 compared to $17,709 in fiscal 2003. Investor relations activities include payments of $26,941 for fees and expenses to Coal Harbor Communications in fiscal 2004 compared to $9,989 in fiscal 2003 and $13,249 paid to Windward Communications for fees and expenses in fiscal 2004 compared to $8,270 in fiscal 2003. During fiscal 2004, stock-based compensation expense of $19,314 is included in shareholder communication costs compared to $nil in fiscal 2003. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland Mine, the investment community and shareholders of new developments and investment opportunities.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Bayback and Company, Inc. ("MBC") to conduct investor relations programs oriented towards institutional investors on behalf of the Company. The Company will pay MBC a monthly fee of US$5,000 for the one-year term of the agreement. The agreement may be terminated after the first four months and/or may be renewed after the initial term. Pursuant to the Agreement, Emgold will also grant 200,000 incentive stock options to a principal of MBC, exercisable at a price of $0.90 each for a period of ten years, subject to regulatory approval.

(Expressed in United States dollars unless otherwise stated)

The Company has also retained investor relations services through its current management service provider, LMC Management Services Ltd. ("LMC") a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Since July 1, 2004, LMC provides the services of Mr. Mark Feeney, an experienced investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month commencing in July 2004. The Company may terminate Mr. Feeney's services at any time with 30-days written notice to LMC. The Company will pay LMC for Mr. Feeney's services from its current working capital.

Notice of termination of the Investor Relations and Marketing Agreement between the Company and Coal Harbor Communications was delivered on June 30, 2004, with such termination to be effective July 30, 2004.

Exploration expenditures on the Idaho-Maryland property increased from $410,934 in fiscal 2003 to $1,561,465 in fiscal 2004. Total expenditures in fiscal 2004, with the related fiscal 2003 expenditures in brackets, are as follows: consulting and engineering fees related to mine planning - $314,357 (fiscal 2003 - $95,732); geological - $260,652 (fiscal 2003 - $132,650); site activities including ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling - $197,753 (fiscal 2003 - $78,772); and drilling - $649,603 (fiscal 2003- $49,698). The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. Land lease and taxes in fiscal 2004 total $52,500 (fiscal 2003 - $41,517). Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $15,190 in fiscal 2004 compared to $617 in fiscal 2003. The majority of exploration expenditures in Canada have been financed by the issuance of flow through shares. No exploration work can be carried out in the winter months due to the snow levels on the properties.

In fiscal 2004 the Company incurred $811,414 on the research and development of the Ceramext™ Process. These costs include $120,416 spent on equipment related to the plant, $282,108 on licensing fees and acquisition of the bench-scale plant for the technology, $232,495 on consultants, contractors, and hourly labour; $52,041 on site costs; $21,286 on engineering salaries; and $13,757 on transportation. The acquisition was completed in fiscal 2004.

Three Months Ended June 30, 2004, Compared to Three Months Ended June 30, 2003

Emgold's loss for the three months ended June 30, 2004 ("Q2 2004") was $1,585,926, or $0.03 per share, compared to a loss of $362,784, or $0.01 per share for the three months ended June 30, 2003 ("Q2 2003").

During Q2 2004 the Company earned interest income of $9,256 on excess cash balances compared to $1,895 in Q2 2003 due to the increased cash balances held during Q2 2004. Legal, accounting and audit fees decreased from $26,085 in Q2 2003 to $15,494 in Q2 2004. Legal fees were incurred with respect to agreements under negotiation and review of contracts and costs related to increasing regulatory reporting requirements.

Office and administration expenses in Q2 2004 of $29,700 compare to $4,072 in Q2 2003. Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period. Costs are higher in the current period primarily due to higher communications costs between the head office in Vancouver and Grass Valley, California.

Salaries and benefits of $74,003 in Q2 2004 compare to $54,944 in Q2 2003. The costs in Q2 2004 reflect the increased management, administrative and accounting time related to the processing of transactions, regulatory

requirements and other salary costs related to the increased activity in the Company. Activity on the Idaho-Maryland property increased as financing was obtained, drilling commenced and the Ceramext transaction was completed.

Management and consulting fees of $87,065 in Q2 2004 include $81,494 in stock-based compensation with no comparative expense recorded in Q2 2003.

Exchange losses of $64,387 in Q2 2004 compare to losses of $606 in Q2 2003. The expenditures on the Idaho-Maryland property are primarily incurred in United States dollars with the related currency exchange fluctuations. The Company's funds are held primarily in Canadian dollars.

Shareholder communications costs of $51,748 in Q2 2004 compare to $45,051 in Q2 2003. Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders and potential new investors about the Company's activities. Shareholder communications costs include dissemination costs associated with news releases, transfer agent and regulatory and filing fees, as well as fees associated with the maintenance of the Company's website. Investor relations contractual activities incurred in Q2 2004 totalled $31,130 compared to $27,049 in Q2 2003. High Visibility Public Relations, a media relations' consultant was paid $11,004 for fees and expenses in Q2 2004 compared to $11,287 in Q2 2003. Investor relations' activities include payments of $13,377 for fees and expenses to Coal Harbor Communications in Q2 2004 compared to $7,492 in Q2 2003 and $6,749 paid to Windward Communications for fees and expenses in Q2 2004 compared to $8,270 in Q2 2003. During Q2 2004, stock-based compensation expense of $6,105 is included in shareholder communication costs compared to $nil in Q2 2003. The media campaign and investor relations' costs have increased the shareholder communication costs substantially in order to educate the community surrounding the Idaho-Maryland property, the investment community and shareholders of new developments and investment opportunities.

Exploration expenditures on the Idaho-Maryland property increased from $214,277 in Q2 2003 to $865,618 in Q2 2004. Total expenditures in Q2 2004, with the related Q2 2003 expenditures in brackets, are as follows: consulting and engineering fees related to exploration and mine planning - $257,094 (Q2 2003 - $29,608); geological - $177,760 (Q2 2003 - $61,402); site activities including ongoing evaluation of historic data and preparation of permit applications for the surface exploration and drilling programs - $71,837 (Q2 2003 - $45,334); and drilling - $269,435 (Q2 2003- $49,698). The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. Land lease and taxes in Q2 2004 total $25,500 (Q2 2003 - $19,945). Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $13,702 in Q2 2004 compared to $196 in Q2 2003. The Jazz Property is contiguous to the Stewart Property so costs will be recorded as Stewart Property costs. The majority of exploration expenditures in Canada have been financed by the issuance of flow through shares. No exploration work can be carried out in the winter months due to the snow levels on the property.

In Q2 2004 the Company expended $350,198 on development of the Ceramext™ Process. These costs include $61,877 spent on equipment related to the plant, $172,661 on consultants, contractors, and hourly labour; $17,117 on site costs; $3,401 on engineering salaries; $89,311 on consumable materials used in testing the process and $5,831 on transportation. No costs were incurred in Q2 2003.

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

(Expressed in United States dollars unless otherwise stated)

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Others	General and administrative expenses (Note 1)
2002						
Third Quarter	—	47,340	6	3,589	—	49,879
Fourth Quarter	—	193,513	99	(124)	16	15,479
2003						
First Quarter	—	196,657	268	153	—	144,157
Second Quarter	—	214,277	39	157	—	150,206
Third Quarter	—	245,481	413	—	—	125,277
Fourth Quarter	24,054	330,707	59,779	53,293	—	1,666,449
2004						
First Quarter	461,216	695,847	648	840	—	286,478
Second Quarter	350,198	865,618	2,529	11,173	—	365,664

Note 1: General and administrative expenses do not include the write-down or recovery of mineral property interests.

Related Party Transactions

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ Process to convert mine tailings and other waste materials into ceramics. Under the terms of the agreement, the Company has obtained the worldwide rights to the Ceramext™ Process technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced. During Q2 2004, under the terms of the agreement, Emgold has paid $100,000 and has issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company. The common shares have a four-month hold period, expiring June 12, 2004. No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction. The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2004; $10,000 per quarter in 2005; $20,000 per quarter in 2006; and $40,000 per quarter thereafter.

Other related party transactions include the following transactions:

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of the interest accrued on the preference shares.

	Six months ended			
Services rendered:		**June 30, 2004**		**June 30, 2003**
Legal fees	$	11,417	$	10,522
Lang Mining Corporation	$	11,126	$	10,703
Director and project manager	$	45,000	$	45,000
LMC Management Services Ltd.	$	296,309	$	168,718

Balances receivable from (payable to):		**June 30, 2004**		**December 31, 2003**
LMC Management Services Ltd.	$	38,381	$	21,595
Legal fees	$	—	$	(28,810)
Directors, officers and employees	$	(79,234)	$	(69,263)
	$	(79,234)	$	(98,073)

(Expressed in United States dollars unless otherwise stated)

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively "Lang") were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company. In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate of $602,521 in indebtedness owing to Lang, including the equity portion of the convertible debt. Terms of the preference shares are described below.

The Series A First Preference Shares rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum, of which $67,253 has been accrued. The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company's opinion otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2 million in working capital. The accretion of the debt portion of the preference shares during fiscal 2004 was $8,724.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component. This resulted in $90,902 being included in equity. The balance of $90,902 is the value included in debt as preference shares.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Liquidity and Capital Resources

Financing Activities

At June 30, 2004, Emgold had unrestricted working capital of $3,607,397, as compared to unrestricted working capital of $5,707,854 at December 31, 2003. Unrestricted working capital is defined as current unrestricted assets less current liabilities.

During the six months ended June 30, 2004, 2,935,329 share purchase warrants were exercised at prices ranging from Cdn$0.55 to Cdn$1.00. In addition, 407,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30. Subsequent to June 30, 2004, 50,000 stock options were exercised at a price of Cdn$0.10 and 60,000 stock options were exercised at a price of Cdn$0.25 to obtain 110,000 common shares.

At June 30, 2004, the following warrants were exercisable:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
176,000	1.25	September 30, 2004
6,232,799	1.00	December 22, 2005
6,408,799		

(Expressed in United States dollars unless otherwise stated)

Contractual Obligations

The following table summarizes the Company's contractual obligations:

	July 1, 2004, to December 31, 2004	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years *(3)*	Total
Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	102,030	212,115	234,942	60,414	--	--	609,501
Idaho-Maryland property lease *(1)*	51,000	102,000	102,000	102,000	--	--	357,000
Mineral property option payments *(1)*	26,996	50,000	60,000	40,000	--	--	176,996
Ceramext™ royalties and payments *(2)*	10,000	20,000	40,000	80,000	160,000	160,000	470,000
Rental property lease	6,121	28,800	9,600	--	--	--	44,521
	$196,147	$ 412,915	$ 446,542	$ 282,414	$ 160,000	$ 160,000	$1,658,018

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.

(2) The amount shown in '5th and subsequent years' is a per-year figure.

Investing Activities

The Company has a five-year lease and option to purchase the Idaho-Maryland property. The current lease commenced on June 1, 2002, and expires on May 31, 2007. In fiscal 2004, $51,000 was expended on the quarterly lease payments on the Idaho-Maryland property.

Emgold, through Emgold (US), has entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. The building supports the further development of the Ceramext™ Process technology and provides office, laboratory, geological and storage facilities for the Idaho-Maryland and Golden Bear Ceramics project teams. Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

The Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company's share of the purchase price was $542,500 plus the possible construction of an access road for use by the partner.

Emgold has purchased laboratory and office equipment totalling $102,913 in fiscal 2004. The Company is moving into new premises which it has leased in Grass Valley, California. Equipment and other asset purchases will likely be required in the third and fourth quarter of fiscal 2004.

Ceramext™ Process

Under the terms of the agreement, Emgold, through its subsidiary Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from sales of physical products produced. Emgold paid Ceramext, LLC $100,000 within 90 days of regulatory approval, which was in February 2004 to cover certain development costs. Emgold also issued to Ceramext, LLC 200,000 shares of the Company. The worldwide rights will remain in force based upon Golden Bear

(Expressed in United States dollars unless otherwise stated)

maintaining minimum royalty payments calculated on a quarterly basis that consist of: "Year 1" - $nil per quarter; "Year 2" - $5,000 per quarter; "Year 3" - $10,000 per quarter; "Year 4" - $20,000 per quarter; "Year 5" and thereafter - $40,000 per quarter. Year 1 will be deemed to commence 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004. In fiscal 2004 the Company has expended $947,643 on research including the design and fabrication of a pilot plant using the Ceramext™ Process technology.

Jazz Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located in the Nelson Mining Division near Nelson, British Columbia. The property is contiguous to the Stewart Property and covers approximately 600 hectares. Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 to the optionor over a ten-year period. Cash payments in fiscal 2004 will total $10,000 ($5,000 paid). In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within 2 years from the date of the agreement. The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company can earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$30,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in southeastern British Columbia. The Company can earn a 100% interest in the property by making payments totaling Cdn$150,000 (Cdn$35,000 paid) and issuing 200,000 common shares (150,000 issued) by 2007. The final issuance of 50,000 common shares was made to the optionor subsequent to June 30, 2004. The Company also agreed to incur exploration expenditures of Cdn$49,200 over two years, which have been incurred.

During fiscal 2004, the Company will be required to make option payments of $41,996 (Cdn$20,000 paid to date), and issue 50,000 common shares (50,000 issued) to maintain its mineral property interests in British Columbia.

Uncertainties and Risk Factors

The uncertainties and risks affecting Emgold's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statements for the year ended December 31, 2003, that were mailed to shareholders in May of 2004.

Emgold Mining Corporation
Quarterly Report
June 30, 2004
(Expressed in United States dollars unless otherwise stated)

Outlook

Emgold's primary focus in the balance of 2004 will be on activities that will include:

- Analyzing the results from the Phase 2 surface drill program at the Idaho-Maryland and producing a new NI 43-101 report and preliminary assessment report.
- Conducting and analyzing results from a surface geotechnical drill program.
- Completing the application to obtain the Conditional Mine Use Permit for the Idaho-Maryland Mine.
- Building and operating the Ceramext™ Process pilot plant and working towards a positive feasibility study and associated marketing studies for specific areas of interest for the technology.
- Continuing with grass roots exploration of the Rozan, Stewart and Jazz properties.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **SHANNON M. ROSS,** Chief Financial Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, **WILLIAM J. WITTE,** President and Chief Executive Officer of **EMGOLD MINING CORPORATION,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **EMGOLD MINING CORPORATION** (the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 30, 2004

"William J. Witte"

William J. Witte
President and Chief Executive Officer